ROCKWELL DIAMONDS INC.
Suite 1020 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR
as at October 22, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of Rockwell Diamonds Inc. (the “Company”) for use at the annual and special general meeting (the “Meeting”) of its shareholders to be held on November 22, 2007 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Rockwell Diamonds Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors and/or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical form (i.e. paper form) and are registered in your name, then you are a registered shareholder. However, if, like most shareholders, you keep your shares in a brokerage account, then you are a Beneficial Shareholder. The manner for voting is different for registered and Beneficial Shareholders. The instructions below should be read carefully by all shareholders.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare Investor Services Inc. "Computershare". These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive."

These security holder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions. Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada, or to the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the “Board”) of the Company has fixed October 22, 2007 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of October 22, 2007, there were 187,394,136 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred shares. There are no Preferred shares issued and outstanding as at October 22, 2007.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at October 22, 2007 are:

Shareholder Name (1)	Number of Common Shares	Percentage of Issued
	Held	Common Shares
Pala Investment Holdings Limited	23,526,000	12.6%

Springleaf Enterprises Inc. (2)	20,278,324	10.8%

Notes:

(1)	The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca.

(2)

Springleaf Enterprises Inc. also holds 19,700,000 share purchase warrants. The share purchase warrants are exercisable over three years into common shares with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 on November 22, 2009.

The following documents filed with the securities commissions or similar regulatory authority in the Provinces of British Columbia, Alberta and Ontario are specifically incorporated by reference into, and form an integral part of, this information circular:

  Audited financial statements for the year ended May 31, 2007, report of the auditor thereon and related management's discussion and analysis.

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Company’s Investor Relations department at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone number: 604-684-6365 or fax number 604-681-2741. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. In the unlikely event there are additional nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is currently determined at eight (8). The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s eight (8) nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at October 22, 2007.

Name, Position and Country of Residence	Period a Director of Rockwell	Securities Beneficially Owned or Controlled(1)
D. Mark Bristow [4,5] Director Johannesburg, South Africa	Since March 2007	1,117,000 Common Shares 1,177,000 Warrants [9] 450,000 Options [6]
John Bristow President, Chief Executive Officer, Chief Operating Officer and Director Pretoria, South Africa	Since August 2006	Nil Common Shares 600,000 Options [6] Nil warrants
Rene Carrier [2,3] Director West Vancouver, British Columbia, Canada	Since April 1993	258,359 Common Shares 300,000 Options [6] 50,000 Warrants [8]
David Copeland [4,5] Chairman and Director Vancouver, British Columbia, Canada	Since September 2006	924,373 Common Shares 500,000 Options [6] 492,000 Warrants [9]
Scott Cousens [3,4] Director Vancouver, British Columbia, Canada	Since November 2000	3,257,436 Common Shares 450,000 Options [6] 977,000 Warrants [9]
Dominique de la Roche Chief Financial Officer and Director Johannesburg, South Africa	Since May 2007	Nil Common Shares 300,000 Options [7]
Douglas Silver [2] Director Englewood, Colorado, United States of America	Since March 1998	Nil Common Shares 300,000 Options [6] Nil Warrants
Patrick Bartlett [2,3,4,5] Director Pretoria Gauteng, South Africa	Since September 2007	Nil Common Shares Nil Options Nil Warrants

Notes:

1.

The information as to securities beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees and are based on insider reports filed on www.sedi.ca as at October 22, 2007.

2.	Member of the Audit Committee

3.	Member of the Nominating and Governance Committee

4.	Member of the Compensation Committee

5.	Member of the Technical Committee

6.	Mr. John Bristow, Mr. Mark Bristow, Mr. Carrier, Mr. Copeland, Mr. Cousens, and Mr. Silver each hold options to purchase common shares at $0.62 per share expiring on September 24, 2012

7.	Mr. De la Roche holds options to purchase common shares at $0.68 per share expiring on July 10, 2010

8.

Share purchase warrants exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 on November 22, 2009

9.	Share purchase warrant exercisable over two years at $0.70 expiring May 9, 2009.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

DAVID COPELAND, P.Eng. – Chairman and Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc. Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	March 1994	Present

DR. JOHN BRISTOW – President, Chief Executive Officer, Chief Operating Officer and Director

John Bristow holds a PhD degree in geology from the University of Cape Town and has over 30 years experience in the diamond business, encompassing the exploration, evaluation, and mining of kimberlite and alluvial diamond deposits in Africa and internationally. His career began with De Beers in 1983 in Kimberley and moved to Johannesburg in 1990 where he was Manager of the Anglo American Research Laboratories, prior to establishing an independent international diamond consultancy in 1994.

He was employed by the Anglo American and De Beers Group of companies for 12 years from 1983 – 1994. He served as Head of International Research with De Beers in Kimberley (South Africa), and was subsequently Head of the Geology Laboratory at the Anglo American Research Laboratories in Johannesburg. Thereafter he moved to the New Projects Division of the Anglo American Research Laboratories.

In 1994 Dr. Bristow started an international diamond consultancy, and helped establish the Minerals and Energy Policy (MEPC) Johannesburg. This non-Governmental Organization (NGO) was created to build capacity in minerals and mining skills amongst previously disadvantaged role players. In 1996 he raised C$3 million for the MEPC minerals and mining capacity building program.

During 1996 – 1997 he served as technical director to Moonstone Diamonds (an Australian junior), and from 1996 – 1998 was diamond analyst for financial securities company Huysamer Stals - ABN – Amro.

In 1998 Dr. Bristow played a key role in creating and listing successful alluvial diamond producer Gem Diamond Mining Corporation on the Johannesburg Stock Exchange, in which Tokyo Sexwale’s Mvelaphanda Diamonds subsequently acquired an interest. Gem Diamonds Saxendrift mining operation consistently produced amongst the worlds highest value alluvial diamonds, and was merged with the Trans Hex Group in 2000.

From 2002 he was a Director and CEO of Kalahari Diamonds Limited and its subsidiary Sekaka Diamonds (Pty) Limited in Botswana until Kalahari was merged with Petra Diamonds in late 2005.

He has provided consulting and contracting services to the local and international minerals industry, specializing in diamonds, and has considerable local (southern African and African) and international experience in the exploration, prospecting, evaluation and mining of kimberlites, and land and marine alluvial diamond deposits. He has wide ranging management and corporate experience, and has been active in Black Empowerment business ventures in South Africa.

Most recently he was CEO of Kalahari Diamonds plc in Botswana, which successfully merged with Petra Diamonds in 2005.

Dr. Bristow is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	August 2006	Present
	President	August 2006	Present
	Chief Operating Officer	August 2006	Present
	Chief Executive Officer	September 2007	Present
Oropa Limited	Director	December 2000	April 2004

DOMINIQUE DE LA ROCHE CA (SA) Hdiptax – Chief Financial Officer and Director

Dominique de la Roche is a Chartered Accountant with an Honours Degree in Accounting Sciences from the University of South Africa (UNISA), and a Higher Diploma in Tax from UNISA. He completed his articles at Pricewaterhouse, and subsequently worked for Vaal Reefs Exploration & Mining Company (Anglo American), Standard Corporate and Merchant Bank in Johannesburg, and BCL (Ltd) in Botswana and Kairos Industrial Holdings/Witbank Brickworks.

Mr. de la Roche has extensive operational experience in the senior and junior mining sectors, finance and corporate environments, as well as expertise in the South African mining taxation regime. He has gained past working experience in mining activities and legislative environments within different southern African countries. Mr. de la Roche was appointed CFO in April 2007 and joined the Board of Directors in September 2007. Mr. de la Roche is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Chief Financial Officer	May 2007	Present
	Director	September 2007	Present
Kairos Industrial Holdings Ltd.	Director	December 2005	November 2006

DR. PATRICK BARTLETT – Director

Dr. Bartlett, a geologist and mining engineer with extensive experience in exploration evaluation and mining of alluvial diamond and kimberlite deposits, joined the Board of Directors as an Independent Director on September 26, 2007.

Dr. Patrick Bartlett holds a BSc Honours degree from Rhodes University, and MSc in Minerals Exploration from London University, a BA in Economics and Communications from the University of South Africa, and a PhD in Mining Engineering from the University of Pretoria. He worked for De Beers for some 38 years and during that time gained experience in the evaluation and development of West Coast alluvial diamond deposits, undertook feasibility work of the Jwaneng mine in Botswana and other diamond mines, was the mine geologist of the Kimberley Central Mines, and later was the Chief geologist of the Cullinan diamond mine.

Dr. Bartlett has extensive experience in grade control, size frequency analysis and mineral resource management, and processing and recovery methods as applied to diamond deposits. He is an internationally recognized expert on block cave mining methods and since his retirement from De Beers in 2003, he has consulted to many of the world leading diamond and base metal mining companies.

MARK BRISTOW – Director

Mark Bristow was appointed to the Rockwell Diamonds Inc. (“Rockwell”) Board of Directors in October 2006. Dr. Bristow comes to Rockwell with 20 years experience in exploration, development, project and corporate finance and management in the mining sector in Africa.

From 1992 to 1995, Dr. Bristow had executive responsibility for the exploration and new business activities of Randgold & Exploration. In August 1995 he was appointed managing director and subsequently, in October 1995, CEO of Randgold Resources, which he helped establish as Randgold & Exploration’s international mining and exploration subsidiary and subsequently built it into an independent, public gold mining and exploration company which is listed on the London Stock Exchange as well as NASDAQ in New York. He has held director positions on the boards of: Harmony Gold Mining Company Limited; Durban Roodepoort Deep, Limited; Blyvooruitzicht Gold Mining Company Limited; Buffelsfontein Gold Mines Limited; and The Grootvlei Proprietary Mines Limited and until recently AFPLATS Plc., the AIM listed, junior Platinum company. Besides his affiliation with Randgold, Dr. Bristow was the Chairman of SOMISY (Syama) until that company was sold to Resolute in 2004. He is currently the Chairman of the SOMILO Board of Directors (Loulo Gold Mining Company), a non-executive Director of Morila Limited and a member of the President of Senegal’s Economic Advisory Committee as well as the President of Mali’s advisory council. He is also a fellow of the Geological Society of South Africa and he holds a PhD in geology from Natal University.

Mark Bristow has been CEO of Randgold Resources, a publicly-traded company since it was incorporated in 1995. He currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	March 2007	Present
Randgold Resources	CEO and Director	June 2006	Present

RENE CARRIER – Director

Rene Carrier is a past Vice-President of Pacific International Securities Inc. where he worked for ten years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	April 1993	Present
Acrex Ventures Ltd.	Director	September 2000	September 2003
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present
International Royalty Corporation	Lead Director	June 2003	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	November 2000	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	October 1992	Present

DOUGLAS SILVER – Director

Douglas Silver, the president and owner of Balfour Holdings Inc., holds a Bachelor of Geology and Zoology degree from the University of Vermont and a Masters degree in Economic Geology from the University of Arizona. Mr. Silver, who is based in Englewood, Colorado, has had twenty years of professional experience in the base and precious metals industry ranging from exploration geologist to activities in the areas of corporate business development, capital raising and investor relations.

Mr. Silver is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	March 1998	Present

Company	Positions Held	From	To
International Royalty Corporation	Chairman and CEO	February 2005	Present
Mirasol Resources Ltd	Director	February 2005	Present

APPOINTMENT OF AUDITOR

Davidson & Company, Chartered Accountants, of Suite 1270 – 609 Granville Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Davidson & Company was first appointed auditor of the Company in November 1998.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has a charter. A copy of the audit committee charter was attached as Schedule “A” to the Information Circular prepared for the 2005 annual shareholders meeting filed on Sedar on November 1, 2005.

Composition of the Audit Committee

The members of the audit committee are Rene G. Carrier, Douglas Silver and Patrick Bartlett. Mr. Carrier, Mr, Silver and Mr. Bartlett are independent members of the audit committee. All members are considered to be financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s Board of Directors, reasonably interfere with the exercise of a member’s independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any external auditor other than Davidson & Company.

Reliance on Certain Exemptions

The Company’s auditor, Davidson & Company, has not provided any material non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by Davidson & Company to the Company to ensure auditor independence. Fees incurred with Davidson & Company for professional services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended May 31, 2007.	Fees Paid to Auditor in Year Ended May 31, 2006.
Audit Fees(1)	$217,400	$32,250
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$3,500	$3,500
All Other Fees(4)	Nil	Nil
Total	$220,900	$35,750

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101F2 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management in a number of ways including by holding regular meetings without the presence of management and by retaining independent consultants where it deems necessary.

The independent members of the Board of Directors of the Company are Rene G. Carrier, Douglas Silver and Patrick Bartlett.

The non-independent directors are Messrs. John Bristow, D. Mark Bristow, David Copeland, Scott Cousens and Dominique de la Roche. These directors are considered not independent by virtue of their employment or business relationships with the Company.

The Board notes that a majority of its members are not independent, however the Board feels that the significant number of independent directors and their skill-sets and experience give the Board the necessary balance

2. Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

3. Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they receive orientation, commensurate with their previous public company and mining experience on the Company’s business, technology, industry and mineral projects and the responsibilities of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

4. Ethical Business Conduct

The Board has adopted an ethics policy which is available on the Company’s website, www.rockwelldiamonds.com. The Board also understands that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5. Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

6. Compensation

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company, including determining the type and amount of compensation for the President and Chief Executive Officer. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization. The Company's Human Resources department tracks and also retains independent compensation consultants for professional advice and as a source of competitive market information on compensation levels for the Company’s executives.

The Board determines the compensation for the Chief Executive Officer. Independent directors of the Company were paid an annual director’s fee of $7,200 based on market rates.

7. Other Board Committees

The following committees have been established by the members of Rockwell’s board of directors.:

Committee	Membership
Audit Committee	Rene Carrier Douglas Silver Patrick Bartlett
Nominating and Governance Committee	Rene Carrier Pat Bartlett Scott Cousens
Compensation Committee	Mark Bristow David Copeland Pat Bartlett Scott Cousens
Technical Committee	Mark Bristow Pat Bartlett David Copeland

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

David Copeland, Chairman and former Chief Executive Officer, John Bristow, President, Chief Executive Officer and Chief Operating Officer, Ronald W. Thiessen, former Chairman, President and Chief Executive Officer, Jeffrey Brenner, Marketing and Sales Manager, Jeffrey R. Mason, former Chief Financial Officer, and Dominique de la Roche, Chief Financial Officer, are each a Named Executive Officer of Rockwell for the purposes of the following disclosure.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other (C$)
					Awards		Payouts
		Salary (C$)	Bonus (C$)	Other Annual Compensation (C$)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions (C$)	LTIP Payouts (C$)
John Bristow (1) Director, President and Chief Executive Officer, Chief Operating Officer	2007 2006 2005	169,244 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Copeland (1) Director, Chairman and former Chairman and Chief Executive Officer	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	187,225 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ronald W. Thiessen (1) former Director, Chairman, President and Chief Executive Officer	2007 2006 2005	47,633 29,016 10,834	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey Brenner (1) Marketing and Sales Manager, and former Director	2007 2006 2005	140,310 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dominique de la Roche (1)(2) Director and Chief Financial Officer	2007 2006 2005	70,105 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason (1)(2) former Director and Chief Financial Officer	2007 2006 2005	28,940 18,769 8,418	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

1.

Effective September 26, 2007 Mr. Thiessen resigned as Director and Chairman, Mr. Mason resigned as Director, Mr. Brenner resigned as Director, Mr. de la Roche was appointed as a Director, Mr. Copeland resigned as Chief Executive Officer and was appointed as Chairman, and Mr. Bristow was appointed as Chief Executive Officer.

2.	Effective May 2007 Mr. Mason resigned as Chief Financial Officer and Mr. de la Roche was appointed as Chief Financial Officer.

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company’s Common Shares. No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year.

Options

No share options were granted to the Named Executive Officers during the financial year ended May 31, 2007 and no options were exercised by the Named Executive Officers during the financial year ended May 31, 2007. The value of outstanding options held by the Named Executive Officers at May 31, 2007, was nil.

The share options granted to the Named Executive Officers subsequent to May 31, 2007 were as follows:

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
John Bristow	600,000	9.7%	$0.62	$0.62	September 24, 2012
David Copeland	500,000	8.1%	$0.62	$0.62	September 24, 2012
Dominique de la Roche	300,000	4.8%	$0.68	$0.68	July 10, 2010
Ronald W. Thiessen	450,000	7.3%	$0.62	$0.62	September 24, 2012
Jeffrey Brenner	350,000	5.8%	$0.62	$0.62	September 24, 2012
Jeffrey R. Mason	400,000	6.4%	$0.62	$0.62	September 24, 2012
Hennie Van Wyk	300,000	4.8%	$0.62	$0.62	September 24, 2012

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a pension plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer, except for an agreement with Mr. Dominique de la Roche dated November 22, 2006. Mr. de la Roche’s employment commenced effective January 1st , 2007 an under his agreement he is required to work full time for the Company and is eligible to receive stock options and a performance based bonus at the discretion of the Compensation Committee and the Board of Directors and other standard benefits made available by the Company. Please see “Compensation of Executive Officers”.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer’s resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of a Named Executive Officer’s Responsibilities following a change in control.

Compensation of Directors

Directors who are executive officers, employees or consultants of the Company are compensated in those capacities and do not receive any additional fees.

Independent directors of the Company were paid an annual director’s fee of $7,200 based on market rates.

No options to purchase common shares under the Option Plan of the Company were granted to directors during the year. Subsequent to May 31, 2007, the following options were granted to directors:

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
D. Mark Bristow	450,000	$0.62	$0.62	September 24, 2012
John Bristow	600,000	$0.62	$0.62	September 24, 2012
Rene Carrier	300,000	$0.62	$0.62	September 24, 2012
David Copeland	500,000	$0.62	$0.62	September 24, 2012

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Scott Cousens	450,000	$0.62	$0.62	September 24, 2012
Dominique de la Roche	300,000	$0.68	$0.68	July 10, 2010
Douglas Silver	300,000	$0.62	$0.62	September 24, 2012

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has a share purchase option compensation plan approved by the shareholders in December 29, 2004 (the “Plan”) that allows the Company to grant options up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, to its directors, employees, officers, and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange (the “TSX-V”) on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of 5 years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

Eligible Optionees

Under the policies of TSX-V, to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or a subsidiary at the time the option is granted.

Options may be granted only to an individual or to a non-individual that is wholly owned by individuals eligible for an option grant. If the option is granted to a non-individual, it must provide TSX-V with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect, without the consent of TSX-V.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

a)	Currently all options granted under the Plan are non-assignable and non-transferable and are issueable for a period of up to 5 years;

b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

c)

if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date of such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in Investor Relations Activities;

d)	the minimum exercise price of an option granted under the Plan must not be less than the Discounted Market Price (as defined in the policies of the TSXV); and

e)	No Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in any one year period.

The following table sets out equity compensation plan information as at the end of the financial year ended May 31, 2007.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Plan)	447,917	0.44	18,249,705 Common shares
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	447,917	0.44	18,249,705 Common shares

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended May 31, 2007, or has any interest in any material transaction in the current year other than as set out herein.

A.        Convertible Debenture

In July 2006, the Company entered into agreements to complete a $9.5 million private placement of subordinated secured convertible promissory notes (the “Notes”). The Notes were to be repaid on or before March 31, 2007 and had similar terms and conditions to the Facility described in note 6, including conversion rights. The Notes were subordinated to the Facility, and were secured by a charge over all of the assets of the Company. As consideration for the Notes, the note holders received 678,572 common shares, fair valued at $522,500, of the Company on July 7, 2006 and 1,055,555 common shares, fair valued at $522,500, of the Company on September 30, 2006. The payment on September 30, 2006 was equal to five percent of the outstanding balance owed on the Notes divided by the average closing price of the Company's common shares on the Exchange for the five trading days immediately preceding such issue, less a 10% discount.

In November 2006, the Notes, with a face value of $9.5 million, were repaid in full.

The informed persons of the Company (including companies owned, controlled, or directed by such person) who participated in the private placement of the Notes were:

Informed Person Participation	Amount
David J. Copeland	$ 150,000
Scott D. Cousens	$ 200,000
Jeffrey R. Mason	$ 200,000

B.        Acquisition of Durnpike Investments (Pty) Limited

On June 30, 2006, the Company acquired interests and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of Congo. These four properties include the Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the Democratic Republic of Congo and Galputs Minerale Project in South Africa.

The Company acquired all of the shares and loans in Durnpike Investments (Pty) Limited (“Durnpike”), a private South African company, from eight individuals (the “Vendors”) for consideration payable in common shares of the Company (“Common Shares”). Three of the eight individuals were Dr. John Bristow, Mr. Mark Bristow and Mr. Jeffrey Brenner, who are current directors and officers of the Company. Durnpike holds or is in the process of acquiring an interest and/or rights in the four alluvial diamond properties. Terms of the agreement are described in the Company’s press release of June 30, 2006 and its audited financial statements and management discussion and analysis for the year ended May 31, 2007.

C.        Private Placement – May 2007

In May 2007, Rockwell completed a $60 million financing of 116,007,154 million equity Units at $0.52 each with each Unit consisting of one common share and one share purchase warrant exercisable over two years at $0.70. All securities are subject to a four month hold period in Canada expiring September 10, 2007.

The informed persons of the Company (including companies owned, controlled, or directed by such person) who participated in the private placement were:

Informed Person Participation	Amount
D. Mark Bristow	$300,016
David J. Copeland	$ 99,840
Scott D. Cousens	$300,040

MANAGEMENT CONTRACTS

Management services are provided to the Company by Hunter Dickinson Inc. (“HDI”) pursuant to a geological, corporate development, administrative and management services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration companies (one of which is Rockwell Diamonds Inc.) and is managed by persons, the majority of whom are also directors of the Company. No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Company or its predecessors during the year ended May 31, 2007.

HDI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec and the Yukon) and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico, and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm’s-length suppliers. The shares of HDI are owned equally by each of the nine participating corporations (including the Company) as long as HDI services are being provided; however, such participant surrenders its single share at the time of termination of the services agreement. HDI is managed by the directors of the Company, along with the controlling directors of the other corporate participants in the arrangements with HDI.

The amounts billed by HDI for its services rendered and which amounts constitute primarily reimbursement of third party billings were $ 1,988,027 during the year ended May 31, 2007; (2006 - $ 578,134; 2005 - $ 163,317).

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Share Option Plan

The TSX-V requires that each company listed on the TSX-V have a share option plan. The shareholders of the Company adopted a Share Option Plan (the “Plan”) in 2004.

Under the Plan, a maximum of 10% of the issued and outstanding Common Shares of the Company at the time an option is granted, less Common Shares reserved for issuance outstanding in the Plan, will be reserved for options to be granted at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”). This type of Plan is called a “rolling” plan. As at the date hereof, there are options outstanding to purchase an aggregate of 6,530,500 common shares under the plan.

Pursuant to the TSX-V policies, the continuation of the Plan requires annual shareholder approval at the annual meeting of the Company by ordinary resolution. The Company is of the view that the Plan permits the Company to attract and maintain the services of executives, employees and other service providers with other companies in the industry. A copy of the Plan will be available for inspection at the Meeting. At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation: “Resolved, as an ordinary resolution that the Company’s 10% rolling share option plan dated for reference December 29, 2004 be ratified and approved for a further year until the next annual general meeting of shareholders.” The Board of Directors recommends that shareholders vote in favour of the continuation of the Plan.

ADDITIONAL INFORMATION

The audited consolidated financial statements of the Company for the year ended May 31, 2007, the report of the auditor thereon and the management discussion and analysis will be placed before the Meeting. Additional copies may be obtained free of charge from the Secretary of the Company upon request and will be available at the meeting.

Copies of documents referenced herein may be obtained from SEDAR at www.sedar.com and upon request from the Company’s Investor Relations department at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone number: 604-684-6365 or fax number 604-681-2741.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, October 22, 2007.

BY ORDER OF THE BOARD

Dr. John Bristow
President, Chief Executive Officer, Chief Operating Officer and Director